UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Atento S.A.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L0427L204
(CUSIP Number)
Renata Machado
Kyma Capital Limited
22-25 Portman Close
London
W1H 6BS
United Kingdom
Phone: +442033148506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 01, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Kyma Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,668
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 840,668
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.44%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Asheef Lalani I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 67,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Charles Frischer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 486,404
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 486,404
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.15%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this Schedule 13D) relates to the ordinary shares (the
Shares), of Atento S.A., a public limited liability company (societe anonyme)
incorporated under the laws of Luxembourg (the Issuer). The Issuer's principal executive office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand
Duchy of Luxembourg.
ITEM 2.	IDENTITY AND BACKGROUND:
EXPLANATORY NOTE:

This Schedule 13D supplements, amends and constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Kyma Capital on December 17, 2021.

This Schedule 13D (this "Schedule 13D") is the fourth Schedule 13D being jointly filed by Kyma Capital Limited ("Kyma Capital"), Asheef Lalani and Charles Frischer (collectively, the "Reporting Persons") pursuant to the Amended Agreement as to Joint Filing filed as Exhibit 1 to this Schedule 13D.

To the extent that any information contained in this Schedule 13D is inconsistent with the information in the prior Schedule 13D filings of Atento S.A., as the case may be, the information set forth in this Schedule 13D shall control.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Asheef Lalani may be deemed to be the beneficial owner of, in the aggregate, 67,500 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $1.15 million (including commissions to purchase Shares). The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr.
Lalani with brokers on customary terms and conditions.

Charles Frischer may be deemed to be the beneficial owner of, in the aggregate, 486,404 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $7 million (including commissions to purchase Shares). The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr. Frischer with a broker on customary terms and conditions.

Kyma Capital Limited may be deemed to be the beneficial owner of, in the aggregate, 840,668 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $12.2 million (including commissions to purchase Shares). The source of funding for these Shares was capital from investors in the Kyma Capital Opportunities Fund Limited.
ITEM 4.	PURPOSE OF TRANSACTION:
Item 4 is hereby amended to add the following:

On June 3, 2022, the Reporting Person(s) entered into a Cooperation Agreement (the Cooperation Agreement) with the Issuer regarding, among other matters, the composition of the Board of Directors of the Issuer (the Board).

Following the Cooperation Agreement, the Issuer nominated Kyma Capital's Chief Investment Officer, Akshay Shah, to stand for election as a new independent director at the Company's 2022 Annual Meeting of Shareholders scheduled to be held on 29 June, 2022. Akshay Shah was duly elected by shareholders at that meeting, receiving 99% of the votes cast.

The Reporting Person(s) continue to believe that the securities of the Issuer reported herein are dramatically undervalued by the public market. Following appointment to the Board, Akshay Shah has started working collaboratively with the Board to explore all options in pursuit of driving maximum value for shareholders.

A copy of the Cooperation Agreement has previously been filed as Exhibit 1 to this Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)
Asheef Lalani beneficially owns a total of 67,500 Shares, constituting 0.44% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of June 30, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on August 12, 2022.

Charles Frischer beneficially owns a total of 486,404 Shares, constituting 3.15% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of June 30, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on August 12, 2022.

Kyma Capital Limited beneficially owns a total of 840,668 Shares, constituting 5.44% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of June 30, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on August 12, 2022.*
*Ownership disclosure for mandates Kyma manages on a discretionary basis.

(b)
Asheef Lalani has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 67,500 Shares beneficially owned by it.

Charles Frischer has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 486,404 Shares beneficially owned by it.

Kyma Capital Limited has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 840,668 Shares beneficially owned by it.

(c)
The following transactions were effected by the Reporting Person during the past sixty (60) days. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name Date Quantity Price per Share

Charles Frischer 09/08/2022 1098 5.82
Charles Frischer 10/08/2022 5425 5.79
Charles Frischer 11/08/2022 6681 5.83
Charles Frischer 12/08/2022 300 5.76

Kyma Capital Limited 09/08/2022 10000 5.83
Kyma Capital Limited 10/08/2022 10000 5.84
Kyma Capital Limited 11/08/2022 1400 5.77
Kyma Capital Limited 12/08/2022 2605 5.84
Kyma Capital Limited 15/08/2022 5000 5.98
Kyma Capital Limited 16/08/2022 7500 5.70

(d)
No person other than the Reporting Person(s) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person(s).
(e)
Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Item 6 is hereby amended to add the following:

On September 1, 2022, the Reporting Person(s) entered into the Lock-up Extension Agreement (Exhibit 2 - Amendment Agreement) with the Issuer through an amendment to the Cooperation Agreement. The Cooperation Agreement is defined and described in Item 4, a copy of which has previously been filed on 6th June 2022.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 - Amended Agreement as to Joint Filing Exhibit 2 - Amendment Agreement (Lock-up Extension Agreement)

CUSIP No.: L0427L204
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 08 2022	Kyma Capital Limited By: /s/ Renata Machado Name: Renata Machado Title: COO
September 08 2022	Asheef Lalani By: /s/Asheef Lalani Name: Asheef Lalani Title:
September 08 2022	Charles Frischer By: /s/Charles Frischer Name: Charles Frischer Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: L0427L204
EXHIBIT 1

AMENDED AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Atento S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing
Agreement this 17th day of August, 2022.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate

Asheef Lalani

By:/s/Asheef Lalani
Name: Asheef Lalani

Charles Frischer

By:/s/Charles Frischer
Name: Charles Frischer

Kyma Capital Limited

By:/s/Renata Machado
Name: Renata Machado
Title: COO

CUSIP No.: L0427L204
EXHIBIT 2

AMENDMENT AGREEMENT (LOCK-UP EXTENSION AGREEMENT)

September 1, 2022
Reference is made to the cooperation agreement between (i) Atento S.A., a socit anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the Company) and (ii) Kyma Capital Limited, a company established under the laws of England and Wales and whose registered office is at 22-25 Portman Close, London W1H 6BS (together with its affiliates, Kyma), Charles Frischer (together with his affiliates, Mr. Frischer), and Asheef Lalani (Mr. Lalani) (together with Kyma, Mr. Frischer and Mr. Lalani, the Investor Group) dated June 2, 2022 (the Cooperation Agreement). The Company and the Investor Group are each referred to herein as the Parties and this agreement shall be referred to as the Amendment Agreement. Capitalised terms used herein without definition shall have the meanings assigned to them in the Cooperation Agreement.
The Parties agree that a new paragraph (g) shall be added to Section 1 of the Cooperation Agreement which shall be read as follows:

(g) Lockup agreement. The Investor Group agrees that until June 22, 2023 , it will not transfer any Ordinary Shares beneficially owned by it ; provided that for these purposes, (x) transfers to Affiliates or Associates ; (y) any transaction not involving any public sale or distribution (which type of transaction is deemed to include any public sale(s) pursuant to Rule 144) of any Ordinary Shares beneficially owned by the Investor Group and (z) any forced sale of Ordinary Shares beneficially owned by Mr. Frischer or Mr. Lalani which may be held from time to time in a margin account pursuant to the contractual terms of such margin account shall each be excluded from the restrictions of this provision, and provided further, that Ordinary Shares beneficially owned by the Investor Group sold by the Investor Group in a registered public offering shall not be subject to this paragraph (g).

Save only for this amendment, the Cooperation Agreement shall continue in full force and effect and shall be read and construed as one document with this Amendment Agreement.
This Amendment Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement. This Amendment Agreement may be executed by way of electronic signatures and the Parties agree that this Amendment Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.
This Amendment Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Parties hereto irrevocably agree that any disputes arising out of or in connection with this Amendment Agreement shall be submitted exclusively to the courts of the City of State of New York.

Signature pages to follow

Signature page to Amendment Agreement